P.E. 2/1/02

02014517

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

RECD S.E.C.
FEB 13 2002
1086

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2002

GRUPO AEROPORTUARIO DEL SURESTE S.A. DE C.V.
(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant's Name Into English)

México

(Jurisdiction of incorporation or organization)

PROCESSED
FEB 22 2002
THOMSON FINANCIAL

Blvd. Manuel Avila Camacho, No. 40, 6th Floor
Col. Lomas de Chapultepec
11000 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes_ No x

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

Contacts:

ASUR
Lic. Adolfo Castro
(52) 5-284-0408
acastro@asur.com.mx

Breakstone & Ruth

Kay Breakstone
Luca Biondolillo
(646) 536-7012
Lbiondolillo@breakstoneruth.com

ASUR Announces Passenger Traffic for January 2002

Mexico City, February 12, 2002, Grupo Aeroportuario del Sureste, S.A. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR) today announced that total passenger traffic for the month of January 2002 decreased by 13.0 percent from the comparable period last year.

Due to the current situation after the events of September 11 in the United States of America, ASUR's management is doing an extraordinary effort to publish traffic figures on a monthly basis to keep investors well informed. Once the situation has normalized, ASUR management expects to return to normal quarterly reporting procedures.

All figures in this announcement reflect comparisons between the days from January 2 through February 5, 2002 and the equivalent 35-day period last year from January 3 through February 6, 2001. Transit and general aviation passengers are excluded.

Airport	*Jan 2001*	*Jan 2002*	*% Change*
Cancun	776,397	686,461	(11.6)
Cozumel	58,373	39,767	(31.9)
Huatulco	35,725	28,659	(19.8)
Merida	83,225	74,329	(10.7)
Minatitlan	11,983	11,096	(7.4)
Oaxaca	41,630	36,970	(11.2)
Tapachula	18,612	17,147	(7.9)
Veracruz	45,142	40,055	(11.3)
Villahermosa	49,859	41,027	(17.7)
ASUR Total	**1.120,946**	**975,511**	**(13.0)**

By week, ASUR's total passenger traffic from January 2, through February 5, 2002 declined year-over-year as follows:

- By 4.2 percent for the seven-day period from January 2 through January 8;
- By 18.2 percent for the seven-day period from January 9 through 15;
- By 15.0 percent for the seven-day period from January 16 through 22;
- By 15.2 percent for the seven-day period from January 23 through 29 and,
- By 13.4 percent for the seven-day period from January 30 through February 5

Airport	% Change Jan 02 thru Feb 05, 2002 versus Jan 03 thru Feb 06, 2001				
	Jan 02 to Jan 08 7 Days	Jan 09 to Jan 15 7 Days	Jan 16 to Jan 22 7 Days	Jan 23 to Jan 29 7 Days	Jan 30 to Feb 05 7 Days
Cancun	(1.0)	(17.2)	(14.5)	(14.8)	(11.5)
Cozumel	(23.6)	(40.7)	(31.6)	(33.1)	(30.9)
Huatulco	(11.3)	(24.4)	(26.6)	(24.1)	(15.5)
Merida	(9.3)	(17.7)	(13.1)	(3.9)	(10.1)
Minatitlan	(9.8)	(4.9)	(8.5)	(3.6)	(10.3)
Oaxaca	(2.9)	(15.9)	(5.8)	(18.4)	(12.8)
Tapachula	(5.1)	(10.8)	(7.5)	(6.6)	(10.3)
Veracruz	(6.4)	(12.9)	(8.4)	(12.4)	(15.9)
Villahermosa	(14.3)	(14.9)	(17.4)	(16.9)	(24.1)
ASUR Total	**(4.2)**	**(18.2)**	**(15.0)**	**(15.2)**	**(13.4)**

About ASUR:

Grupo Aeroportuario del Sureste, S.A. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

- ENDS -

BLVD. AVILA CAMACHO NO. 40, 6 PISO COL. LOMAS DE CHAPULTEPEC, C.P. 11000 MEXICO, D.F.
TEL. + (52) 52 84 04 58 FAX + (52) 52 84 04 67

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A. de C.V.

By: ______________________________
Name: Adolfo Castro Rivas
Title: Director of Finance (Principal Financial and Accounting Officer)

Dated: February 13, 2002